James Hardie Industries N.V.
Atrium 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands
April 4, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
N.E., Stop 7010
Washington D.C. 20549
Attention: Mr. Rufus Decker

Re:	James Hardie Industries N.V. File No. 1-15240 Form 20-F for the fiscal year ended March 31, 2007
Dear Mr. Decker,
Transmitted herewith is the response of James Hardie Industries N.V. (the “Company”) to the Staff’s supplemental comment by letter dated March 26, 2008 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007 (the “20-F”). For ease of reference, the Company has reproduced the comment set forth in the Comment Letter, as numbered, before its response below. Unless otherwise noted, page numbers included herein are page references to the Company’s 20-F, and capitalized terms used, but not defined, herein have the same meanings attributed to such terms in the 20-F. Courtesy copies of this letter are being delivered to Brigitte Lippmann, Pamela Long, Ernest Greene and Jeanne Baker.

Securites and Exchange Commission

Item 5 — Operating and Financial Review and Prospects — Page 47
Year ended March 31, 2007 Compared to Year Ended March 31, 2006 — Page 52
1.	We have read your response to comment two from our letter dated January 31, 2008. On page 5, you indicate that net sales from Asia Pacific Fiber Cement increased 4% from $241.8 in fiscal year 2006 to $251.7 million in fiscal year 2007 due to the increased sales volume and favorable currency exchange rate differences, partially offset by a decreased average net sale prices. In future filings, please quantify the impact of each business reason mentioned above within your discussion of Asia Pacific fiber Cement Net Sales on a US dollar basis.
In future filings, the Company will quantify the impact of any material changes in foreign exchange rates, sales volumes and the average net sales prices within its discussion of Asia Pacific Fiber Cement Net Sales on a U.S. dollar basis.
***

Securities and Exchange Commission

     You may call the undersigned with any questions or comments you may have regarding this letter at 31 20 301 6794. In addition, please send all written correspondence directly to the undersigned, with copies to Gary Epstein at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717.

Very truly yours,
/s/ Russell Chenu
Russell Chenu
Chief Financial Officer

cc:	James Hardie Industries N.V
Louis Gries, Chief Executive Officer
Michael Hammes, Chairman of the Joint and Supervisory Boards
Brian Anderson, Chairman of the Audit Committee
Robert Bredenkamp, Corporate Financial Controller

Securities and Exchange Commission Jeanne Baker Ernest Greene Brigitte Lippmann Pamela Long

PricewaterhouseCoopers LLP Shaun Matthews

Greenberg Traurig P.A. Gary Epstein Barbara Oikle

Securities and Exchange Commission

EXHIBIT A
I, Russell Chenu, Chief Financial Officer of James Hardie Industries N.V. (the “Company”), do hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 4, 2008	/s/ Russell Chenu
Russell Chenu
Chief Financial Officer